UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 18, 2023

DMY TECHNOLOGY GROUP, INC. VI

(Exact name of registrant as specified in its charter)

Delaware	001-40864	86-3312690
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
(Address of principal executive offices, including Zip Code)

(702) 781-4313

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant	DMYS.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	DMYS	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	DMYS WS	The New York Stock Exchange

Item 7.01	Regulation FD Disclosure

Attached as Exhibit 99.1 and incorporated herein by reference to this filing is a copy of the investor presentation prepared for use by management of dMY Technology Group, Inc. VI (“dMY VI”) and Rain Enhancement Technologies, Inc. (“Rainwater Tech”) in meetings with persons with respect to the proposed Business Combination, as announced on December 22, 2022, pursuant to which dMY VI will acquire Rainwater Tech and Rainwater Tech will become a wholly owned subsidiary of dMY VI (the “Business Combination”).

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of dMY VI under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1.

Additional Information and Where to Find It

dMY VI intends to hold presentations for certain of its stockholders, as well as other investors who may be interested in purchasing dMY VI’s securities in connection with dMY VI’s proposed Business Combination with Rainwater Tech, as described in this report. The tender offer for the outstanding shares of common stock of dMY VI described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of dMY VI or any other securities of dMY VI pursuant to the tender offer or otherwise. Any tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related documents which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by dMY VI. Stockholders of dMY VI and other interested persons are advised to read these documents, when available, any amendments to these documents and any other documents related to the tender offer that are filed with the SEC (collectively, the “Tender Offer Documents”) carefully and in their entirety prior to making any decision with respect to the tender offer because they will contain important information about the Business Combination, Rainwater Tech and the terms and conditions of the tender offer. Such persons can also read dMY VI’s annual report on Form 10-K for the fiscal year ended December 31, 2022 for a description of the security holdings of dMY VI’s officers and directors prior to the consummation of the transactions described herein. Security holders will also be able to obtain a copy of such documents, without charge, by directing a request to: dMY Technology Group, Inc. VI, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144. The Tender Offer Documents, once available, and dMY VI’s annual report on Form 10-K can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Non-Solicitation

This report and the exhibits hereto are not a tender offer statement and shall not constitute an offer to purchase or a solicitation of an offer to sell the securities of dMY VI or Rainwater Tech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Exhibits

Exhibits.

Exhibit Number	Exhibit

99.1	Investor Presentation, dated as of January 2023.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DMY TECHNOLOGY GROUP, INC. VI

By:	/s/ Niccolo de Masi
Name:	Niccolo de Masi
Title:	Chief Executive Officer

Date: January 18, 2023

Exhibit 99.1 TM Rain Enhancement Technologies, Inc. Management Presentation Jan-2023

Cautionary Notes CAUTIONARY NOTES This presentation is the confidential information of dMY Technology Group, Inc. VI (“dMY VI”) and Rain Enhancement Technologies, Inc. (“Rainwater Tech”) and may be used by recipient for the sole purpose of evaluating a possible transaction between recipient and dMY VI (the “Business Combination”). These materials do not constitute an offer or solicitation to sell, tender or purchase any securities and are not a commitment by dMY VI or Rainwater Tech (or any of their respective affiliates) to provide or arrange any financing for any transaction or to purchase any security in connection therewith. By receiving this information, recipient and recipient’s affiliates agree to maintain the confidentiality of the information contained herein. Recipient and recipient’s affiliates are strictly prohibited from reproducing any portion of this presentation or disclosing the content to any third party. The tender offer referenced herein has not yet commenced, and this communication, is neither an offer to purchase nor a solicitation or recommendation of an offer to sell securities. Any tender offer will be made only pursuant to an offer to purchase and related documents (collectively, the “Tender Offer Documents”) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by dMY VI. Tenders will not be accepted from or on behalf of, stockholders residing in any state in which making or accepting the offer would violate that jurisdiction's laws. In those jurisdictions where the securities, Blue Sky, or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the purchaser only by one or more registered dealers licensed under the laws of such jurisdiction. Stockholders of dMY VI and other interested persons are advised to read the Tender Offer Documents, when available, any amendments to these documents and any other documents related to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to the tender offer because they will contain important information about the business combination, Rainwater Tech and the terms and conditions of the tender offer. Such persons can also read dMY VI's annual report on Form 10-K for the fiscal year ended December 31, 2021 for a description of the security holdings of dMY VI's officers and directors prior to the consummation of the transactions described herein. Security holders will also be able to obtain a copy of such documents, without charge, by directing a request to: dMY Technology Group, Inc. VI, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144. The Tender Offer Documents, once available, and dMY VI's annual report on Form 10-K can also be obtained, without charge, at the SEC's internet site (http://www.sec.gov). This presentation is subject to updating, completion, revision, verification and further amendment, and speaks only as of the date of this presentation. These materials were compiled on a confidential basis for use by dMY VI and Rainwater Tech in presenting certain materials to specific persons and not with a view to public disclosure or filing thereof under state or federal securities laws. These materials were designed for use by specific persons familiar with the industries in which dMY VI and Rainwater Tech operate. These materials are not intended to provide the sole basis for evaluating and should not be considered a recommendation with respect to, any transaction or other matter. Any financial and operating forecasts and projections contained herein represent certain estimates of dMY VI and Rainwater Tech as of the date thereof. dMY VI’s and Rainwater Tech’s independent public accountants have not examined, reviewed or compiled the forecasts or projections and, accordingly, do not express an opinion or other form of assurance with respect thereto. Furthermore none of dMY VI, Rainwater Tech or either of their respective management teams can give any assurance that the forecasts or projections contained herein accurately represent dMY VI’s or Rainwater Tech’s future operations or financial condition. Such information is subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in any prospective financial information. Accordingly, there can be no assurance that any prospective results are indicative of the future performance of dMY VI or Rainwater Tech or that actual results will not differ materially from those presented in these materials. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. dMY VI and Rainwater Tech assume no obligation to update or otherwise revise these materials. Forward Looking Statements This presentation contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the respective management of dMY VI and Rainwater Tech and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of dMY VI and Rainwater Tech. The risks and uncertainties include, but are not limited to: future operating or financial results; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; failure to realize the anticipated benefits of the proposed Business Combination; risks related to the performance of Rainwater Tech’s future technology or business and the timing of expected business or financial milestones; the amount of redemption requests made by dMY VI’s stockholders; the ability of dMY VI or Rainwater Tech to issue equity or equity-linked securities or obtain debt financing in connection with the proposed Business Combination or in the future; the risk that governmental and regulatory review of the tender offer documents may result in the inability to complete the Business Combination; expected benefits of the Business Combination; and fluctuations in general economic and business conditions. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this presentation. Except as required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this presentation or to reflect the occurrence of unanticipated events. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data or modeling contained herein is not an indication as to future performance. dMY VI and Rainwater Tech assume no obligation to update the information in this presentation. 2

Cautionary Notes (Continued) Certain Risks Related to dMY VI and Rainwater Tech The risks presented below are certain of the general risks related to dMY VI, as well as Rainwater Tech’s technology, business, industry and ownership structure and are not exhaustive. These risks speak only as of the date of this presentation and we make no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. • Rainwater Tech can provide no assurance of the effectiveness and success of ionization rainfall generation technology in increasing precipitation; • Rainwater Tech has no operating history or revenues, which makes it difficult to forecast its future results of operations; • The execution of Rainwater Tech’s business model, including technology or profitability of its products and services, is not yet proven; • The rain generation industry is in its early stages and is volatile, and if it does not develop, if it develops slower than Rainwater Tech expects, if it develops in a manner that does not require use of Rainwater Tech’s services, if it encounters negative publicity or if Rainwater Tech’s solution does not drive commercial engagement, the growth of its business will be harmed; • Rainwater Tech has not yet proven its ability to develop and implement new technologies, as well as the ability to obtain and maintain intellectual property protections for such technologies; • A substantial portion of existing ionization rainfall generation technology is derived from public-source intellectual property and as a result Rainwater Tech may face increased competition; • Even if Rainwater Tech is successful in developing rainfall generation systems/technology and executing its strategy, other competitors in the industry may achieve technological breakthroughs which render Rainwater Tech’s technology obsolete or inferior to other products; • If Rainwater Tech’s platform fails to provide a broad, proven advantage in rainfall generation, its business, financial condition and future prospects may be harmed; • Rainwater Tech’s operating and financial results relies upon assumptions and analyses developed by third-party trials. If these assumptions or analyses prove to be incorrect, Rainwater Tech’s actual operating results may be materially different from its forecasted results; • Rainwater Tech's estimates of market opportunity and forecasts of revenue generation and market growth, including estimates of market opportunity and the ability to meet the supply and demand needs of our customers, may prove to be inaccurate, and even if the market in which it operates achieves the forecasted growth, Rainwater Tech's business could fail to grow at similar rates, if at all; • Rainwater Tech may be unable to successfully manufacture its products or scale up manufacturing of its products in sufficient quantity and quality, in a timely or cost-effective manner, or at all. Unforeseen issues associated with scaling up and constructing rainfall generation systems at commercially viable levels could negatively impact Rainwater Tech’s financial condition and results of operations; • Rainwater Tech could suffer disruptions, outages, defects and other performance and quality problems with its rainfall generation systems or the infrastructure on which it relies; • Supply chain issues, including a shortage of adequate supply or manufacturing capacity for its systems, could have an adverse impact on its business and operating results; • If Rainwater Tech cannot successfully execute on its strategy, including in response to changing customer needs and new technologies and other market requirements, or achieve its objectives in a timely manner, its business, financial condition and results of operations could be harmed; • Rainwater Tech’s failure to effectively develop and expand its sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its rain generation technology; • The risk of third parties asserting that Rainwater Tech is violating their intellectual property rights; • Risks relating to the production and manufacturing of Rainwater Tech’s products, including supply chain issues to obtain required materials, supplies and spare parts to build and operate its platform; • Rainwater Tech must overcome significant engineering, technology, operations and climatological challenges to deliver consistent results; • Rainwater Tech has not to date obtained statistically significant results, and faces risks and uncertainties relating to its ability to obtain statistically significant results and repeat success demonstrating its ability to generate rainfall; • Risks relating to the effect of competing technologies, including desalination and chemical-based cloudseeding technology, on Rainwater Tech’s business; • Risks relating to environmental and weather conditions that are correlated with successful rainfall generation, as well as other ESG-related matters; • Rainwater Tech may face liability for changing environmental and/or weather conditions, including challenges resulting from excessive rain; • Risks relating to the failures of Rainwater Tech’s customers, both private and public, to meet payment obligations, including refusal to pay for rainfall generation services that directly or indirectly benefit other nearby parties; • Risks of system securities and data protection breaches; • Rainwater Tech is highly dependent on its senior technical advisors, and its ability to ability to attract, recruit, and retain senior management, members of its Board of Directors and other key employees, as well as find qualified labor with the particular skills required to manufacture, operate and advance the platform, is critical to its success; if Rainwater Tech is unable to retain talented, highly-qualified senior management and other key employees or attract them when needed, it could negatively impact its business; • Risks regarding potential changes in legislative and regulatory environments that may limit the scope of Rainwater Tech’s marketplace, including land restriction policies and its ability to obtain and maintain permits; • Rainwater Tech may face political, regulatory and social opposition to its business and activities; • Following the consummation of the Business Combination, the combined company will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations; • Rainwater Tech’s success could be impacted by the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed, or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; and • If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of dMY VI’s securities or, following the closing, the combined entity’s securities, may decline. 3

Transaction Overview dMY VI’s tender offer provides an opportunity for capital investment in Rainwater Tech, given inelastic demand in urgent context of the global water crisis, to fund development, innovation and commercial scale Summary Terms of Proposed Transaction Perspectives on Objectives and Capital Needs • dMY VI to acquire Rainwater Tech; expected to result in a pro forma 1 PIPE Investors TM valuation of $200m for: • Proprietary plasma antenna technology Limited Investment Window to Control • Global, perpetual IP licenses Pace of Equity Supply • Initial customer outreach • Experienced management and board PIPE investment addresses Limited investment window as 2 • PIPE investment will be capped at $50m upfront equity needs on any subsequent financing will • Rainwater expected to be primarily financed by govt., path to profitability come from other sources multinational capital and potential customers without additional equity investment 3 • No minimum cash condition PIPE Capital Will Fund Mutual Objectives 4 • Rainwater Tech ticker to change to RANY with dMY VI remaining as surviving entity 5 • Rainwater senior management entering into minimum 2 year lock up Commercialize scale while Expected high margin periods building large distribution business with a path to free networks cash flow in the near future Note: We will not consummate the tender offer (and therefore the proposed Business Combination) if sufficient shares of common stock are tendered such that, after giving effect 4 to the potential PIPE investment and the assets acquired in the proposed Business Combination, our net tangible assets will be below $5,000,001. TM

How Ionization Technology Generates Rainfall 3 Plumes attach to cloud nuclei and pass along charge stimulating growth into rain drops 2 Ions attach to air particles and expand into charged ion plumes as they reach cloud layer 1 System releases electrically charged negative ions into naturally occurring wind updrafts Rainwater Tech System Note: Image displayed in graphic is a product rendering for illustrative purposes only. TM 5 5 TM

Rainwater Tech Key Investment Highlights Ultimate product with inelastic demand in an urgent context of global water crisis 1 Broad list of potential customers across localities, countries, organizations and industries 2 3 Forecast robust market growth and opportunity as result of climate adaptation technology tailwinds TM Business model creates attractive unit economics generating a potential path to positive free cash 4 flow in the future + Technology expected to be cost-efficient compared to other water production alternatives 5 Sterling example of dMY playbook: potential to have large TAM, recurring revenue, high ROIC & deep 6 data, technology, go-to-market moats Experienced management team and board with expertise in water technology, services with global relationships 7 6 TM

Illustrative Potential Partners & Customers Who Need More Potable Water Hydro Power Nuclear Power Agriculture Insurance Forest Tourism and Plants Plants Industry Companies Ministries Recreation River & Water Developing Large Cloud Data Social Decarbonization Authorities Nations Landowners Centers Justice Organizations Note: Entities mentioned on this page are not affiliated with Rainwater Tech, nor is there any sponsorship or endorsement (or other) relationship between 7 Rainwater Tech and any of the entities on the page. TM

Management Business Model

Recurring Revenue	One-to-Many Model	Robust Margin Profile
100%	**1:N**	**30%+**
Target Predictable, Recurring Revenue	Single system to robust customer segments	Target, long-term free cash flow margin
70%+	**~$50m**	**2025**
Target, long-term gross margins	Fully funded capital investment expected to reach profitability	CEO aspiration for timeline to profitability[1]

dMY Technology Group

TM

Source: Company management
Note: Rainwater Tech CEO aspiration for long-term target margins and timeline for profitability. Rainwater Tech has not yet generated any revenue or margins.
[1] Profitability on a total bookings basis

8

Water Supply and Demand Imbalance Worsening Water Rates Over Time Timeline for Water Restriction in the US $ increase in prices of services / goods since 2009 Apr 2015 Mandatory water use st 70% reductions for 1 time in Aug 2021 California history 1 st USBR announces 1 ever mandatory cutbacks 60% Apr 2022 in the southwest 5x Southern CA imposes water restrictions difference between 50% affecting 6m residents May 2022 increase in water Colorado puts water rates vs. all items restrictions in place for 6 40% and food prices May 2022 months Gov. Newsom warns of mandatory state-wide 30% Jun 2022 water restriction Las Vegas bans outdoor watering and refilling 20% pools Aug 2022 Katy, TX residents face $2k fines if exceed 10% mandatory water rations 0% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 × Rationing in the long × Rationing may bend to × Population growth is -10% food items all items (avg) water rates run may not be the point of maximum threatening potable sustainable pain water supplies Source: Bureau of Labor Statistics, NYTimes, Population Connection, various news articles 1 9 U.S. Bureau of Reclamation declared its first-ever water shortage TM

Much of the World is in a Major Water Crisis <1% of the water in the world is drinkable 40% gap in the supply of water & demand by 2030 20% drop in renewable water resources for every 1°C increase in global avg. temperature Source: NY Times, Morgan Stanley, World Atlas, WHO 10 TM

Global Food and Water Security Putting Human Life at Risk 11 TM

Widespread Water Shortage is Affecting Transportation and Logistics 12 TM

Energy Production is Threatened by Water Scarcity 13 TM

Building the Pre-eminent Climate Adaptation Channel Expected Leader Global In water tech, meteorology and Channel global service Partner Serving multiple 70%+ gross technologies to margins TM many customers Long-term target gross margins with >10x less expansion expensive Cost per cubic meter than median 7% growth alternative potable Underlying growth water sources with opportunities for expansion and $90bn TAM further price Massive runway to acceleration Multiple Cross-sell, Upsell reaching 2032 5x price total addressable Opportunities After growth market Materially higher Development and Rollout of with rationing or breakdown Initial Rainfall Generation Time Source: Bureau of Labor Statistics, Total addressable market in chart calculated by top tier, global consulting firm and not Rainwater Tech. Rainwater Tech CEO aspiration for long-term target margins 14 Note: Cost of ionization rainfall generation calculated based on past third-party trials by Rainwater Tech Senior Technical Advisor, Scott Morris. Market Demand

ه *- ا '1' ا .·٠ ١١ ﻵذ ’(أ ل 1 1 ،؛، ق ظا ٠: غ ٠ :٠ ۶ ؛ا ' ة)٠ا 1 ,ا ﺂﺒﻤﺗا.١-4 .ل ى ؛،أ م ا .ن'. ب $ ;١ب٠ل ١؟ د ؛»1 ■ي٢-:ة،ي ا ' م -； ﺔﺌﺤﻣ<ﻷ ا٠- .غ ' ·■ ل١ 1 ٠!? : ا *9 ﺆﺑ- ٠'، 1 ■· اا ﺔﻫا ؟٩ ألا. ؟٤^٢ .ةﻵ ':تأ ﺦﻓ ;? ا؟.; .ي; ■1 دذ١ق 7، ن ﺄﻗ ٥ ..ع: ٠١' ا'1ا ا ا '/· <؛١ذ 'ﻊﻣ ؛:ب ٥١ ا ¡1 ا TM The Technology 15

Evolution of Ionization Rainfall Generation 1930s 1990s 2017 2022 Bergeron- MIT’s Cloud Leading antenna Findeisen Atmospheric Lab condensation physicist, Dr. Ted theorize around conducts field nuclei Anderson, builds supercooled trials in weather acknowledged roadmap for water droplets modification as research significant antenna principle improvement 1931 1953 2020 Van De Graaff Dr. Vonnegut Local Oman news Generator suggests reports 9% rainfall introduces influence of increase ionization electricity, winds principles on storms 2018 2021 1931 1940s 1950s 1960s 1990s 2017 2020 2022 1964 1946 2018 2021 Soviet scientists Dr. Vonnegut First statistically Oman news run successful discovers significant results reports 18% rain rd rd supercooled fog effectiveness of in 3 party trials increase over a 3 dissipation silver iodide at facilitated in part party, 5-yr trial experiments GE Lab by Scott Morris in period from 2013- 1 Oman 2018 Source: MDPI, ACS Org, Nature, Public websites, Plasma patents belonging to Rainwater Tech Senior Technical Advisor, Dr. Ted Anderson 16 16 1 TM Trials not performed by Rainwater Tech

3 Ionization Rainfall Generation is the Least Expensive Potable Water per m $2.50 Potable Water Supplies Desalination Recycled / Managed Water Indirect Potable $1.95 $2.00 Reuse $1.69 Stormwater Non-Potable $1.50 Reuse $1.26 Geographically limited $1.20 water sources such as desalination can add notable transport costs Wastewater $1.00 $0.71 Ground Water Ionization Rainfall $0.50 Generation $0.27 $0.10 $- 13-Jan-20 22-Feb-20 2-Apr-20 12-May-20 21-Jun-20 31-Jul-20 Least Expensive Most Expensive Source: IOP Science, UCLA, Advisian research Note: Cost of ionization rainfall generation calculated based on past, third-party trials by Rainwater Tech Senior Technical Advisor, Scott Morris. Cost of Desalination calculated using the maximum production 17 3 TM volume per day. At minimum production, the cost is $7.5 / m . Water rates represent median of estimates from 2019 third-party analysis on cost of alternative urban water supply. 3 Water Rates in $ / m

Historic Solutions

	Technology Description	Management's Investment Thesis	Demonstrated Results[1]	Energy Consumption[1]	Capital Efficiency[1]
 **Desalination**	• Removes salts and minerals from seawater through a chemical, reverse osmosis treatment process • High-pressure systems require a high amount of energy to separate and dissolve solids from water	✓ Potential to supply large quantities and steady supply of potable water supplies ✓ Desalination technology is proven and already delivers drinking water daily ? Capital-intensive with capex burden ? High-energy and transportation costs ? Environmental and marine life concerns			
 **Cloudseeding**	• Releases specific chemical or biological substances such as silver iodide into existing cloud masses to grow water vapor • Aircrafts, chemical production and storage all necessary components to disperse chemical substances into clouds	✓ Generally accepted method for relief in state and local governments ✓ Uses existing cloud masses to produce additional water vapor` ? Time and space dependent ? Results just verified after 70 yrs of study ? Potentially harmful chemical substances			

Source: Company management
Note: Rainwater Tech CEO investment thesis and energy consumption, capital efficiency assumptions as relates to historic solutions.
[1] Results from third-party

18

Promising Solution Ready to Develop & Scale: Ionization Rainfall Generation

	Technology Description	Management's Investment Thesis	Demonstrated Results[1]	Energy Consumption[1]	Capital Efficiency[1]
 Ionization	• Will emit negative ions with electrical charge in cloud condensation nuclei, which stimulates growth of water droplets • Will be powered by solar panel array, which uses minimal energy to operate	✓ Existing technology in the field has proven significant rainfall generation results over lengthy trial period ✓ Potential to serve many with minimal costs and minimal environmental impact ? Requires updraft from wind			


MUSCAT DAILY

AN APEX MEDIA PUBLICATION

HOME OMAN BUSINESS SPORTS WORLD FEATURES MORE

Cloud seeding boosts rains by 18 per cent in Oman

22 AUG 2021

Efficacy of Existing Technology Demonstrated in Successful 3rd Party Trials



9.2%
18.0%
2019-2020
2020-2021

Historical Trial Results and Key Factors

- Rainfall generation proved to be consistent over the entire trial period
- Performed by third parties in Oman
- Involved variety of seasonal conditions ranging from favorable to unfavorable

Source: Muscat Daily
Note: Trials and related results are not associated with Rainwater Tech and were conducted by a third party. [1] Results from third-party

19

Time for Developing and Scaling is Now Demonstration of the Water Cycle 1 4 Technology Innovation World-Class Team ✓ Machine learning and advanced gauge ✓ dMY and Rainwater Tech combine value- monitoring allow for precise rainfall added expertise and deep industry measurement knowledge to drive development and profitable scale 2 5 Accepted Science Secular Tailwind ✓ Cloud condensation ✓ Climate change becoming nuclei & water cycle are one of defining global issues both widely accepted of today Cloud Condensation Ground-based TM principles Nuclei weather radar 3 6 Weather Forecast Capital Investment ✓ Weather monitoring system accuracy ✓ Opportunity to create best capitalized has massively improved in recent climate adaptation technology in history decades Source: NHC, Regents Earth Science, MetOffice 20 TM

'ل TM Large TAM: Many Ways to Win .；>حا ث-ل '٨٠؛ ا -ل■¡ .> ' ٦١ - ﺔﺠﻣﴽ ؛٠٥ 1’ ؛٣٩٩٩, خ-- :مو ﻞﻠﺟ：-'،：٠لاا ;،ل’：ا：ا；;اا: 11 د- ¡1؛ د : '١١' ﺶﺑ-ئ ..،.د د؛١ ي،». ، ﺲﻟ, ج 1ل “٠ س 2 اﺪﺑ ‘； ٠ ا،ﻞﻐﻃ٠اذ د 0 ：/-； !‘·ا #* ذ'ل ﻦﻨﻗ ;ا٠؟؛ ٥٠ 'ق 21 .ﻵا.ب 11 لا} ا-آ؛'ة ﺬﻗ 1 ﻢﺘﺗ

Rainwater Tech Diverse End Verticals


MEA
EU
NA
($ in billions)
24.4
8.3
3.3
0.4
9.0
45.4
23.6
6.7
6.8
0.9
6.5
89.8
Agriculture
Industrial
Insurance
Golf & Ski
Gov / NGO
2022
Agriculture
Industrial
Insurance
Golf & Ski
Gov / NGO
2032
1 2
3
4
5
6
1 2
3
4
5
6

Source: Top tier, global consulting firm, Barclays, CGTN, Drought.com, GWI Water Data, III, Straits Research, TWL, Arizton Desalination Report

Note: Information in graph and footnotes provided, sourced, calculated by top tier, global consulting firm and not Rainwater Tech.

1. *Barclays analysis uses the "true cost" of water to estimate TAM, as buyers could include both farmers looking to de-risk drought as well as municipalities who could invest to offset the cost of subsidies*
2. *CGTN and Drought.com calculate drought costs in US & EU of $15Bn per year. By focusing on the largest 25% of farms, 75% of acreage can be reached, reducing the risk & impact of drought*
3. *GWI Water Data reports the industrial industry is investing $40Bn+ in capex a year to address water issues*
4. *Insurance Information Institute and Straits Research claim wildfires cause $17Bn in economic loss across NA & EU*
5. *TWL Irrigation reports golf courses in the US alone consume 2.2Bn m^3 of water per year*
6. *Arizton Desalination Reports calculates desalination as a ~$16Bn market globally, with ~$8Bn6 in the middle east*

22

Powerful Benefits for Broad Customer Segments Industries Countries ✓ Hydroelectric power ✓ Developed nations producers exposed to high water stress ✓ Supply chain, transportation, logistics✓ Participants with active measures in place to ✓ Agriculture, mining, oil, increase supply of water insurance Supranational Localities Organizations ✓ Government ✓ Ecosystem participants organizations with goal of enhancing water reserves and ✓ Decarbonization greener environment initiatives ✓ Commercial use cases ✓ Ecosystem restoration such as tourism, ski foundations resorts, golf courses TM 23 TM

Rainwater Tech’s Value Proposition North America EMEA ROW 1✓✓✓ Large Landowners 2 ✓✓✓ Energy & Transportation 3 ✓✓✓ Major Water Sources (Dams) 4 ✓✓✓ Oil and Gas Industry 5 ✓✓✓ Insurance & Reinsurance 6 ✓✓✓ Decarbonization Initiatives 7 Supranational Govt. Orgs.✓✓✓ 8 City, State, Federal Govt.✓✓✓ 9 ✓✓✓ Tourism and Leisure 10 ✓✓✓ Philanthropists 24 TM

Use of Proceeds and Capital Requirement 2022 Total Rainwater Tech Addressable Market ~$50m Public Equity Capital Required to Fund Growth Strategy $45 Billion 0% Rainwater Use of Proceeds Tech 1. Develop new rain generation operations 2. Streamline go-to-market process 3. Ensure seamless technology integration 4. Success supporting ongoing projects 5. Deliver additional water services 6. Potential acquisitions of other weather technology Source: Top tier, global consulting firm, Barclays, CGTN, Drought.com, GWI Water Data, III, Straits Research, TWL, Arizton Desalination Report Note: Total addressable market in chart calculated by top tier, global consulting firm and not Rainwater Tech. 25 TM

'٠ il TM Rainwater Tech Team -» V. ا ،١١ - .ﻻ ٠ . اا٦ lié }*fri ١ دا V م 26 ا»ا ١) ,؛ﺪﺘﻧ

Experienced, Expert Management Team



Mike Nefkens
Chief Executive Officer
Expected Director Nominee

- Former President of HPE Enterprise Services - led the transformation of a $20B+, 100,000+ employee information services business from 2013-2017 resulting in a successful $13B spin/exit for Hewlett Packard Enterprise
- Deep expertise in technology, services, industrial manufacturing, downstream energy, smart homes, and ESG
- Strong global F500 customer relationships and has run multiple public companies
- Closed more than $30B of deals in services with enterprise customers and governments in 5 years at HPE
- Former Honeywell Home / Resideo CEO - $5B revenue; 12k employees; led spin from Honeywell in 2018



Keri Waters
Chief Product Officer

- Founder and CEO of Buoy Labs: authored two patents and won Edison Design Award and CES Best in Show. Sold to NYSE:REZI in 2019
- Invented Buoy IoT device, smart home product that prevented home water leak damage and reduced everyday water use by 10%
- First to market in the entire home leak detection and shutoff market. Built successful pilots with USAA, Hawaii Board of Water, Delta Faucet Company, and Ferguson
- VPGM $300m Water P&L at Resideo, streamlined SKUs, built a 5-yr strategic roadmap and elevated the category
- MIT BS Mechanical Engineering, UC Berkeley Haas School of Business MBA

dMY Technology Group

27

Value Added Expected Director Nominees



Dr. Jim Yong Kim
Expected Director Nominee

- ✓ Served as the 12th President of the World Bank Group from 2012 to 2019
- ✓ During his tenure, the World Bank achieved two record replenishments of IDA, the institution's fund for the poorest countries, played a key role in forging the COP 21 Paris Climate Agreement, and received an historic capital increase from its shareholder countries
- ✓ From 2003 to 2005, served as Director of the World Health Organization's HIV / AIDs department
- ✓ Recognized as one of America's "25 Best Leaders" by U.S. News & World Report and named world's 50th most powerful person by Forbes



Charlie Candy
Expected Director Nominee

- ✓ Experienced sales and strategy leader with demonstrated history of building high performing geographically dispersed teams
- ✓ Current Chief Revenue Officer of Planet Labs
- ✓ Previously ran sales for Planet across the EMEA region
- ✓ Led Global GTM strategy for Design at Autodesk
- ✓ Expertise in manufacturing as was responsible for 4 major business lines within Autodesk



Alexandra Steele
Expected Director Nominee

- ✓ Member of The American Meteorological Society since 1998 and was issued the AMS Seal of Approval in 1999
- ✓ Emmy nominated broadcast meteorologist with over 20 years of experience
- ✓ Worked at The Weather Channel for over 10 years anchoring their prime-time evening program
- ✓ Worked at both the network and local affiliates of ABC, CBS, NBC and CNN
- ✓ Climate specialist with an emphasis on climate communication and adaptation

28

Value Added Expected Director Nominees (Cont’d) Lyman Dickerson J. Eric Smith Harry You Niccolo de Masi Expected Director Nominee Expected Director Nominee Expected Director Nominee Expected Director Nominee P C-Suite / Board of 7 mobile app companies P Over 30 years of operating experience in P Served in various roles in property and P Over 150 M&A transactions and raised the water industry casualty insurance with Country Financial hundreds of billions in total capital P Overseen growth of half a dozen apps for more than 20 years P Founder of Ecolochem, a provider of P Played a key role in structuring Dell’s P International expansion expertise – organic outsourced industrial water treatment P Former CEO of SwissRe Reinsurance $67Bn buyout of EMC as EMC’s executive and inorganic services for a wide range of industries Americas and member of the Group vice president P Deep understanding of top and bottom of including power, refining, chemical, pulp Management Board P Significant shareholder value creation at funnel techniques for optimizing retention, and paper, automotive, electronics and conversion, and LTV P Joined Allstate in 2003 ultimately servings EMC, Oracle, Accenture, Korn Ferry and pharmaceuticals as the President of Financial Services Broadcom P Overseen billions in mobile app revenue P Sold Ecolochem to Ionics in 2003 which and advertising spend P Moved to USAA as the President of Life P Director on Board for Broadcom (Member was ultimately acquired by General Insurance Co. in 2011 of Executive Committee), Coupang, IonQ ElectricP Pioneered incented mobile app and rewarded video advertising P Deep banking & capital markets expertise 29

TM dMY Perspective 30 ،٠ ■'>ا * ج ٠ A' ،٠ ه ·< ا ؛·. ١ 1 -IM г ا٠ﺬﻟ i ' - ا،ب .. ٢ا١ ، ،-'ن ٠ 4 ٠،

Rainwater Tech is Consistent with the dMY Playbook dMY Target Criteria Disruptive Platform & Service Offerings + Go-to-Market Business Moats TM Strong Secular Tailwind ✓ Rainwater Tech will be the first pure play public Organic & Inorganic Growth company in the rainfall generation category Deep Industry Expertise ✓ Rainwater Tech expects to be on the cutting edge of the Compelling ROIC climate adaption technology opportunity Large and Growing TAM 31 TM

Strong Track Record Commercializing Technology in Frontier Applications

dMY Technology Group

Value-Added Operating Ecosystem

- **Built strong institutional and retail investor demand → 100% PIPE oversubscription**
- **Conservative pricing in order to generate valuation momentum into public markets**
- **Secured long-term strategic and financial shareholder bases by executing dMY playbook**
- **Delivered ecosystem of market-making partnerships to continue operating momentum**
- **Instrumental in sourcing and closing key management and board members**
- **Shaped narrative to create positive news flow and attract early top-tier research coverage**

planet.

Select Strategic Partners

BlackRock, Bloomberg, CPP Investment Board, Google, Koch

Key Deal Highlights

- ✓ Oversubscribed PIPE
- ✓ $345m in trust | $252m PIPE
- ✓ ~2% Redemptions
- ✓ Partnerships with NASA, Google, SpaceX, USDA, US Govt. and others
- ✓ $50mm Upsized PIPE Capital

IONQ

Select Strategic Partners

accenture, ACME, amazon, Bosch, Breakthrough Energy, Cambium Capital, Dell, GV, Google, Hearst, hp, Hyundai, Kia, Osage, Lockheed Martin, Mubadala, NEA, Samsung, Silver Lake

Key Deal Highlights

- ✓ Oversubscribed PIPE
- ✓ $300m in trust | $345m PIPE
- ✓ ~3% Redemptions
- ✓ Partnerships with GS, GE, QC Ware, Accenture, Hyundai and others
- ✓ 230%+ '21 Bookings Guidance Increase

dMY Technology Group

Source: Company Websites, Investor Presentations

32

Rainwater Tech Will be at the Tip of the Climate Adaptation Spear

Climate Adaptation Tech Investment has Exploded

US VC Investment | ($ in billions)


~$100B Invested in Last 3 Years
$14
$26
$25
$31
$56
2017
2018
2019
2020
2021

Ionization Rainfall Generation Positioned as Frontier Approach

600KwH

Expected energy consumption per system each year similar to a household oven[1]

70 Mile

Expected radius in operating range enabling benefit for multitude of customers[1]

- ✓ Technology will be **optimized for scale with real-world success**
- ✓ **Recurring, high-margin, cash-generative** business model
- ✓ **High ROIC model** with minimal upfront and ongoing costs
- ✓ Expected to be **~10x less expensive** than alternative potable water supply sources with **minimal energy usage**

dMY Technology Group TM

Source: Bessemer, Medium

[1] Calculations provided by Rainwater Tech Senior Technical Advisor, Scott Morris

33

Rainwater Tech Summary Ultimate product with inelastic demand in an urgent context of global water crisis 1 Broad list of potential customers across localities, countries, organizations and industries 2 Forecast robust market growth and opportunity as result of climate adaptation technology tailwinds 3 Business model creates attractive unit economics generating a potential path to positive free cash 4 flow in the future Technology expected to be cost-efficient compared to other water production alternatives 5 Sterling example of dMY playbook: potential to have large TAM, recurring revenue, high ROIC & deep 6 data, technology, go-to-market moats Experienced management team and board with expertise in water technology, services with global relationships 7 34 TM